Exhibit 99.8
April 19, 2006 NDTV Media Interview on the Financial Performance of Wipro Limited for the
quarter & Year ended March 31, 2006
Interviewee: Suresh Senapaty Executive Vice President, Finance & CFO
Sudip Banerjee, President — Enterprise Solutions SBU
T K Kurien, President Wipro BPO SBU
NDTV
Thank you for joining us. Mr. Senapaty, if you could tell us a bit about your customer additions and how many are common customers in your IT services and in BPO business.
Most of our clients, particularly our larger clients tend to be clients for the enterprise services as well as our BPO as well as our product engineering services. So as far as our clients of 50 million dollars plus are concerned we had two last quarter and that has moved to 4 this quarter. As far as our other clients are concerned, our million dollar clients went 210 last quarter, if I remember right that number is now 223. So we have had significant increase in client mining, and some of our larger clients are becoming larger with us.
NDTV
How much of your revenue for the year has come from your acquisitions?
Suresh Senapaty
In the quarter ending March 31, we had about 7.5 to 8 million dollars coming from acquisitions. The first acquisition that we announced was MPower and we have integrated the numbers effective December 1st. And then we had a NewLogic, now called Wipro NewLogic, which was effective 1st of January, and the other one we announced was cMango. So combination of all these acquisitions was under about 8 million dollars last quarter. Going forward in the quarter one we will have a sequential growth on that number which will be better than what our average company growth rate would be.
We added 42 customers last quarter: 5 of them are fortune 500 customers, 70% of our revenue is coming from fortune 1,000 customers. The number of million dollar customers has gone up from 210 to 221, and the number of above 50 million dollar customers has gone from 2 to 4. AS far as the head count additions are concerned, last year it was 11,000 net addition in the IT software services. We are seeing an uptick in the BPO services where the growth was muted last year. But this year we would expect the growth rates to be faster than what we have seen in the last fiscal year because of the transformation chain that we are looking at. So combination of all these factors and the acquisitions that we have added on, and the kind of new geographies that we are entering — these acquisitions have given us entry into Austria, Germany, France, and also a small center in Cairo in Egypt to be able to get sourcing done in that particular space. The acquisition of cMango is in the space of technology IT infrastructure services which we think is synergistic on whatever services we are providing in that space. We had about 8% sequential growth on that part of the business. Even on the testing side, we had a sequential growth of 14%. Given these practices, given some of the new initiatives that we have taken in the verticals, the customers adds and the people addition that we have seen in the last fiscal year, we think the growth would be decent for the year 2006-2007.
NDTV
Can you give us details of the GM contract.. that is still the largest in India, isn’t it? But GM itself has been on a shaky ground these day...
Suresh Senapaty
Like we said, currently the size of the account is about 40 million dollars in terms of an annual run rate. The new contract will start ticking in effective quarter 2 of the fiscal. So far as the company’s financial viabilities are concerned I think there are enough stake holders within the whole process to be able to make sure that the revised organization that, assuming there were to be any restructuring, will be continuing to be beneficial to all the stake holders including ourselves. This is a contract which is a 5-year contract and one is not looking at the only short term basis. The exposure that you have at any point of time is only the accounts receivable but the kind of opportunity that you are seeking is a 5-year relationship and thereafter it may go up for another 5 years........ so, this deal is a good one for us ....is beneficial to be able to deal with this account , to meet with those challenges, and the reference platform this particular deal give us vis-a-vis our winnability at other customer base.
NDTV
You had a large order on the Total Outsourcing front? How big is the order... and what are the services you provide under that? Is it a global practice?
Suresh Senapaty
In our Wipro Infotech practice, where we sell hardware, we provide the fixed business which is the annual maintenance charges. We provide warranty services, post sale maintenance, entire networking, network optimization services, entire managed services, and then we have gone into total outsourcing in the Indian market place. Having done that and understood this particular process, having that skill set achieved here and achieved higher level of customer satisfaction, we have rolled it out as a global practice. So we see that as a very good traction for us to be able to sell multiple services to the existing customer to build them into more than $ 100 million dollars. We have already seen $ 50 million dollar plus accounts, and I suppose in the next 3 years we will have 100 million dollar accounts. $100 million dollars accounts will come as and when we get into more number of services, so that we can increase our share of the wallet. Many of our customers are having potential to be able to get into 100 million dollar plus.
NDTV
How much can we attribute to the fixed price contracts.. what was the trend this quarter?
Suresh Senapaty
The fixed price contract is about 21% last quarter, it has generally been between 17,18 to about 23%, there was a time when we used to have about 30% in the fixed price contracts. If you look at the split of that in terms of the kind of portfolio of service that we have, in enterprise side it is fairly decent, which is closer to the 30%, but in the R&D side, the technology services side, it builds into more and more annuity kind of business.
Our objective overall would be to move this up to a level of may be 30, may be 35, so that a) we can drive higher level of productivity; b) is even in terms are trying to achieve more level of profitability than we have been to do it. I think there are some of such drivers, some of the incentive schemes in place for us to get into some kind of a behavioral change in terms of the sales team and the delivery team, and we are working on it, but it is not that 20% is not a decent number.
NDTV
How much of a hit did you take because of compensation hike? And when is it due for revision?
Suresh Senapaty
Last time we gave the compensation increase in November in 2005, and it is a 12 month cycle, it would be looked at in November 2006. The onsite increases were given effective 1st of January 2006, therefore from that perspective the next review would be 1st of January 2007. Yet we think we have to be alert to the market in terms of what the kind of development is taking place, and we don’t want to be out of place so far as compensation to employees are concerned, because it is employees who is the core for any kind of.

NDTV
What is your game plan for employee retention? Do stock options still hold the sway..
Suresh Senapaty
If you look at 2 years back when we had given compensation increases we had also given stock grants in the form of the restricted stock unit. I think some of that also enhances the stickiness vis-a-vis when you do a comparison in terms of the compensation that you offer because there is appreciation to that effect and the employees do stand to benefit from that. So that is definitely a kind of layer in the compensation structure, which is very beneficial and adds to overall compensation, let us say smartness of compensation structure. Like I said therefore we will look at the compensation structure after 1 year, and if something has to be done intermediately we will always be alert to be able to live with it.
NDTV
Mr. Kurien , Thank you for waiting. We did not see your guidance for the BPO business... what is it going to be like going forward? How do you expect billing rates to move..
T. K. Kurien
We don’t specifically guide or give details on net billing rates, but let me just go back to what we have done over the past couple of quarter and the journey forward. You must have seen from the results that over the past 2 quarters our margin expansion has been about 750 basis points, and in the last quarter we have expanded our margin yet again by 150 basis points. Last quarter to this quarter our sequential growth has been 8.5%, so we pretty much believe that on a going forward basis the way we see the market expanding and the way we see ourselves positioned in it, we have made a very, very strong push into what we call integrated services, and today roughly about 20% of our top line comes from that particular segment. So the 2 new customers that we have added last quarter have primarily been in that area, and net-net at the end of the day the clients come-in in the back office side and in specialized industry services. So those have been the 2 areas that we have added. One of the customers that we have added have been on the BFSI segment. So that is the way how we see our market kind of going, expanding on a going forward basis.
NDTV
How has billing rates changed over the last year? And what is the situation in employee attrition?
T. K. Kurien
Okay, let me answer both the questions. In terms of billing rates if you look at our last.., I mean sometime in the June quarter, we were, from the June quarter to the March quarter our net billing per employee per month has gone up by close to about 250 dollars, that has been the expansion. And as far as we are concerned that is a reflection more of the kind of business that we are doing #1, and #2 a reflection of the higher pricing that we have been able to get from our existing client base, so it is really a mix of both. In terms of attrition, the last quarter has been pretty good for us in terms of attrition. We have brought down our floor attrition significantly, and if you look at it from the beginning of the quarter to the end of the quarter, our attrition has dropped by close to about 2% points per month across the quarter. We really expect to see that depending upon our mix of business we see different attrition rates. In our transaction processing business and our integrated service business, we see attrition rates which run typically between 16% at the bottom and roughly about 32% at the top end. So that is the kind of range that we run depending upon of course the kind of processes that we run and the time of the day that we run these processes. As far as voice processes is concerned we typically find higher attrition, especially if it addresses the US market. There we find attrition rates which are pretty significant, which are over about in the 60 to 70% range that is where we are today. Does that answer your question?

NDTV
Yes, it does. Thank you for your time.